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                                                                    Exhibit 99.3

                           STOCK PURCHASE AGREEMENT
                           ------------------------


     THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made as of November 13, 2000 by and between OPENTV INTEGRATION COMPANY, a Delaware corporation (the "Company"), with offices at 45 Hayden Avenue, Lexington, Massachusetts 02421, and MOTOROLA, INC., a Delaware corporation (the "Investor") with offices at 101 Tournament Drive, Horsham, Pennsylvania 19044. The Company and the Investor are sometimes referred to herein individually as a "Party" and collectively as the "Parties."

                                  WITNESSETH:

     WHEREAS, the Company wishes to sell to the Investor a total of one hundred
(100) shares of the Company's Common Stock, par value $.001 per share;

     WHEREAS, the Investor wishes to purchase such shares from the Company; and

     WHEREAS, it is contemplated by the Parties that, in a separate transaction that shall occur contemporaneously with the closing under this Agreement, General Instrument Corporation will grant to the Company a royalty free, worldwide, non-exclusive, non-sublicenseable, non-transferable license to certain patents in exchange for the transfer by the Company to General Instrument Corporation, a wholly owned subsidiary of Investor, of 370,858 Class A Ordinary Shares of Open TV Corp. (the indirect corporate parent of the Company) pursuant to the terms of an intellectual property license agreement in the form of Exhibit A to be entered into between the Company and the Investor
            ---------
(the "License Agreement"); and

     WHEREAS, it is contemplated by the Parties that: (i) OpenTV US Holdings, Inc., OpenTV, Inc., the Company, the Investor and General Instrument Corporation will enter into an Operating Agreement in the form of Exhibit B hereto (the
                                                      ---------
"Operating Agreement"), and (iii) the Company and General Instrument Corporation will enter into an Equipment Sale Agreement in the form of Exhibit C hereto (the
                                                           ---------
"Equipment Sale Agreement").

     NOW, THEREFORE, in consideration of the premises and of the mutual agreements hereinafter set forth, the parties hereby covenant and agree as follows:

     1.   Purchase and Sale of Stock.
          --------------------------

          1.1   Sale and Issuance of Common Stock.  Subject to the terms and
                ---------------------------------
conditions of this Agreement, the Investor agrees to purchase and the Company agrees to sell and issue to the Investor one hundred (100) shares (the "Shares") of the Company's Common Stock, par value $.001 per share (the "Common Stock").

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          1.2  Purchase Price.  The Investor shall pay the Company a total of
               --------------
two million dollars ($2,000,000) for the Shares (the "Purchase Price") on the Closing Date (as defined in Section 1.3).

          1.3  Closing.  The closing for the purchase and sale of the Shares
               -------
(the "Closing") shall take place by mail as soon as practicable after the satisfaction of the conditions under Sections 4 and 5 hereof, or at such other time, date and place as the Company and the Investor shall mutually agree orally or in writing on or prior to the date hereof, the actual Closing date being the "Closing Date". At the Closing, the Company shall deliver the certificate(s) in the name of the Investor representing the Shares against delivery to the Company by the Investor of the Purchase Price by wire transfer to the account specified by the Company, in immediately available funds. The certificate(s) representing the Shares, when issued, shall bear the following legends:

     (a) "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SECURITIES MAY NOTBE SOLD OR OFFERED FOR SALE, TRANSFERRED, HYPOTHECATED OR OTHERWISE ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT WITH RESPECT THERETO UNDER SUCH ACT OR AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO OPENTV INTEGRATION COMPANY THAT AN EXEMPTION FROM REGISTRATION FOR SUCH SALE, OFFER, TRANSFER, HYPOTHECATION OR OTHER ASSIGNMENT IS AVAILABLE UNDER SUCH ACT."

     (b) "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER AS SET FORTH IN AN OPERATING AGREEMENT AMONG OPENTV US HOLDINGS, INC., OPENTV, INC., OPENTV INTEGRATION COMPANY, MOTOROLA, INC. AND GENERAL INSTRUMENT CORPORATION DATED AS OF NOVEMBER 13, 2000, A COPY OF WHICH IS AVAILABLE UPON REQUEST TO THE SECRETARY OF OPENTV INTEGRATION COMPANY."

The Company shall be obligated to reissue promptly: (i) unlegended certificates (as to the legend referred to in paragraph (a) above) at the request of the Investor if the Company shall have obtained an opinion of counsel to the Investor reasonably acceptable to the Company to the effect that the securities proposed to be disposed of may lawfully be so disposed of without registration, qualification or legend, and (ii) unlegended certificates (as to the legend referred to in paragraph (b) above) at the request of the Investor if the Company shall have obtained an opinion of counsel to the Investor reasonably acceptable to the Company to the effect that the restrictions on transfer set forth in the Operating Agreement are of no further force and effect with respect to the Shares represented thereby.

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     2.  Representations and Warranties of the Company.  The Company hereby
         ---------------------------------------------
represents and warrants to the Investor that, as of the date hereof:

         2.1   Organization and Good Standing.  The Company is a corporation
               ------------------------------
duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority under its Certificate of Incorporation, and Bylaws, to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted.

         2.2.  Authorization and Qualification.  The Company has the corporate
               -------------------------------
power and authority to execute, deliver and perform this Agreement and to issue and sell the Shares. The execution, delivery and performance of this Agreement by the Company, and the issuance and delivery of the Shares, have been duly authorized by all necessary corporate action. This Agreement (when fully executed) constitutes a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights in general and by general principles of equity.

         2.3.  Valid Issuance of Shares. The Shares, when issued, sold and
               ------------------------
delivered in accordance with the terms hereof, will be duly and validly issued, fully paid and nonassessable and free and clear of any liens and, except as provided in this Agreement, will not be subject to restrictions on transfer arising through the Company other than under applicable state and federal securities laws.

         2.4.  Governmental Consents. No consent, approval, order or
               ---------------------
authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in connection with the Company's valid execution, delivery or performance of this Agreement and the offer, sale or issuance of the Shares, except for filings pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and except for any filings under any applicable state securities laws. Such state securities laws filings, if any, will be effected by the Company at its cost within the applicable stipulated statutory period after the sale of the Shares hereunder.

         2.5.  Litigation. There is no claim, action, suit, proceeding or
               ----------
investigation pending or, to the Company's knowledge, currently threatened against the Company which questions the validity of this Agreement or the right of the Company to enter into this Agreement, or to consummate the transactions contemplated hereby. There is no action, suit, proceeding or investigation pending or, to the Company's knowledge, currently threatened which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would materially adversely affect the business, properties or financial condition of the Company, taken as a whole. The Company is not a party to or, to its knowledge, named in or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no action, suit, proceeding or investigation by the Company currently pending or which the Company intends to initiate.

                                       3
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         2.6.  Compliance with Other Instruments. The execution, delivery and
               ---------------------------------
performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby will not result in any violation of or constitute, with or without the passage of time and giving of notice, either a default under any provision of the Company's Certificate of Incorporation or Bylaws, or of any instrument, judgment, order, writ, decree or contract or an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company that will have a material adverse effect on the business, properties or financial condition of the Company, taken as a whole. The Company is not in violation of its Certificate of Incorporation or Bylaws, or in default in the performance or observance of any provision of any instrument or contract to which it is bound, or in violation of any law, order, rule, regulation, writ, injunction, or decree of any government, governmental instrumentality, or court applicable to the Company, except where such violation would not have a material adverse effect on the business, properties or financial condition of the Company, taken as a whole.

         2.7.  Permits.  The Company has all governmental franchises, permits,
               -------
licenses and any similar authority necessary for the conduct of its business as now being conducted by it or as contemplated to be conducted in the future, the lack of which could materially and adversely affect the business, properties or financial condition of the Company, taken as a whole. The Company is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.

         2.8.  Capitalization; Options and Warrants.  The authorized capital
               ------------------------------------
stock of the Company consists of ten thousand (10,000) shares of Common Stock, par value $.001 per share, and ten thousand (10,000) shares of Preferred Stock, par value $.001 per share. Except for the Stock Purchase Agreement of even date herewith between the Company and OpenTV US Holdings, Inc., relating to the issuance of nine hundred (900) shares of Common Stock to US Holdings, the Company has not issued any Common Stock or Preferred Stock and has not granted any options, warrants, rights (including conversion or preemptive rights), or similar right, to any person or entity to purchase or acquire any rights with respect to any shares of capital stock of the Company. US Holdings is a wholly-owned subsidiary of OpenTV Corp.

         2.9.  Subsidiaries.  The Company has no subsidiaries.
               ------------

         2.10. Taxes.  To date, the Company has not been required to file any
               -----
federal, state and other tax returns.

         2.11. Title to Assets.  To date, the Company has not had any assets. As
               ---------------
of the Closing Date, the Company will not have had any assets other than: (i) the initial capital contribution of 370,858 Class A Ordinary Shares of OpenTV Corp. received from US Holdings in exchange for the issuance of nine hundred
(900) shares of Common Stock to US Holdings, (ii) the initial capital contribution of $2,000,000 received from the Investor in exchange for the issuance of one hundred (100) shares of Common Stock to the Investor, less any portion thereof applied toward the purchase of equipment pursuant to the Equipment Sale Agreement, and (iii) any equipment theretofore purchased from the Investor pursuant to the terms of the Equipment Sale Agreement.

                                       4
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         2.12  Purchase Price.  The Company represents that the Purchase Price
               --------------
has been established pursuant to private negotiations between the Investor and the Company.

     3.  Representations and Warranties of the Investor. The Investor hereby
         ----------------------------------------------
represents and warrants to the Company that as of the date hereof:

         3.1   Authorization and Qualification.  The Investor has the corporate
               -------------------------------
power and authority to execute, deliver and perform this Agreement and to purchase the Shares. The execution, delivery and performance of this Agreement by the Investor, and the Investor's purchase and receipt of the Shares, have been duly authorized by all necessary corporate action. This Agreement (when fully executed) will constitute valid and legally binding obligations of the Investor, enforceable against the Investor in accordance with their terms, except as such may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights in general and by general principles of equity.

         3.2.  Purchase Entirely for Own Account.  This Agreement is made with
               ---------------------------------
the Investor in reliance upon the Investor's representation to the Company, which by the Investor's execution of this Agreement the Investor hereby confirms, that the Shares will be acquired for the Investor's own account, not as a nominee or agent, and not with a view to the sale or distribution of any part thereof, and that the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same except in compliance with the registration requirements of the 1933 Act. By executing this Agreement, the Investor further represents that the Investor does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any other Shares. Subject to the following sentence, the Investor shall not transfer any Shares unless (i) such transfer is pursuant to an effective registration statement under the 1933 Act, and the rules and regulations in effect thereunder or (ii), counsel to the Company shall have been furnished with an opinion, reasonably satisfactory in form and substance to such counsel, that no such registration is required because of the availability of an exemption from registration under the 1933 Act. It is agreed that the Company will not require registration or an opinion of counsel in connection with a transfer of any portion of the Shares to a direct or indirect wholly-owned subsidiary of Motorola, Inc.

         3.3.  Disclosure of Information.  The Investor further represents that
               -------------------------
it has had an opportunity to ask questions and receive answers from the Company regarding any information it considers necessary or appropriate in deciding whether to enter into this Agreement and to purchase the Shares. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 2 hereof or the right of the Investor to rely thereon.

         3.4.  Investment Experience. The Investor acknowledges that it can bear
               ---------------------
the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Shares. The Investor also represents it has not been organized for the purpose of acquiring the Shares.

         3.5.  Accredited Investor. The Investor is an "accredited investor"
               -------------------
within the meaning of SEC Rule 501 of Regulation D, as presently in effect.

                                       5
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          3.6.  Restricted Securities. The Investor understands that the Shares
                ---------------------
are "restricted securities" under the federal securities laws and that under such laws and applicable regulations such Shares may be resold without registration under the 1933 Act, only in certain limited circumstances. The Investor further represents that it is familiar with SEC Rule 144 promulgated under the 1933 Act ("Rule 144"), as presently in effect, and understands the resale limitations imposed thereby and by the Act.

          3.7.  Purchase Price. The Investor represents that the Purchase Price
                --------------
of the Shares has been established pursuant to private negotiations between the Investor and the Company.

     4.   Conditions of the Investor's Obligations. The obligations of the
          ----------------------------------------
Investor to the Company at the Closing are subject to the fulfillment on or before the Closing of each of the following conditions (any of which conditions may be waived in whole or in part by the Investor, at its sole discretion):

          4.1  Representations and Warranties. The representations and
               ------------------------------
warranties of the Company contained in Section 2 hereof shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing.

          4.2  Performance. The Company shall have performed and complied with
               -----------
all agreements, obligations and conditions contained in this Agreement that it is required to perform or comply with on or before the Closing.

          4.3  Other Agreements.  The following agreements shall have been duly
               ----------------
executed by the respective parties thereto and shall be in full force and effect: (i) the License Agreement, (ii) the Operating Agreement, and (iii) the Equipment Sale Agreement.

          4.4  HSR Act.  In connection with the transactions contemplated under
               -------
this Agreement and the License Agreement, the applicable waiting period, if any, including any extension thereof, under the HSR Act shall have expired or terminated with respect to all entities to which the HSR Act applies in connection therewith.

     5.   Conditions of the Company's Obligations at the Closing. The
          ------------------------------------------------------
obligations of the Company to the Investor at the Closing are subject to the fulfillment on or before the Closing of each of the following conditions by the Investor (any of which conditions may be waived in whole or in part by the Company, at its sole discretion):

          5.1  Representations and Warranties.  The representations and
               ------------------------------
warranties of the Investor contained in Section 3 hereof shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing.

          5.2  Payment of Purchase Price.  The Investor shall have delivered to
               -------------------------
the Company the Purchase Price as payment for the Shares.

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          5.3   Other Agreements.  The following agreements shall have been duly
                ----------------
executed by the respective parties thereto and shall be in full force and effect: (i) the License Agreement, (ii) the Operating Agreement, and (iii) the Equipment Sale Agreement.

          5.4   HSR Act.  In connection with the transactions contemplated under
                -------
this Agreement and the License Agreement, the applicable waiting period, if any, including any extension thereof, under the HSR Act shall have expired or terminated with respect to all entities to which the HSR Act applies in connection therewith.

     6.         Miscellaneous.
                -------------

          6.1.  Survival of Warranties.  The warranties and representations of
                ----------------------
the Company and the Investor contained in or made pursuant to this Agreement shall survive for a period of one (1) year from the date of the Closing and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the Investor or the Company.

          6.2.  Successors and Assigns.  The terms and conditions of this
                ----------------------
Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Parties or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

          6.3.  Governing Law.  This Agreement shall be governed by and
                -------------
construed under the laws of the State of Delaware without regard to its conflicts of laws provisions.

          6.4.  Counterparts.  This Agreement may be executed in two or more
                ------------
counterparts, each of which shall be deemed an original as against any Party whose signature appears thereon, but all of which together shall constitute one and the same instrument.

          6.5.  Titles and Subtitles.  The titles and subtitles used in this
                --------------------
Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

          6.6.  Notices. Unless otherwise provided, any notice required or
                -------
permitted under this Agreement shall be in writing and shall be made by personal delivery to the Party to be notified, by reputable overnight courier with acknowledgment of receipt, or upon deposit with the United States Post Office, by registered or certified mail, postage prepaid and addressed to the Party to be notified at the address indicated for such Party below, or at such other address as such Party may designate by ten (10) days advance written notice to the other Party hereto. Any such notice shall be effective upon receipt.

          If to the Investor:

                Motorola, Inc.
                Attn: Richard C. Smith
                101 Tournament Drive

                Horsham, PA  19044
                Telephone: 215-323-1112
                Facsimile: 215-323-1111

          with a complete copy to:

                Motorola, Inc.
                Attn: General Counsel / Legal Department
                101 Tournament Drive
                Horsham, PA 19044
                Telephone: 215-323-1000
                Facsimile: 215-323-1300

          If to the Company:

                OpenTV Integration Company
                Attention: President
                45 Hayden Avenue
                Lexington, Massachusetts 02421

          with a complete copy to:

                OpenTV, Inc.
                Attn: General Counsel / Legal Department
                401 E. Middlefield Road
                Mountain View, California 94043
                Telephone: 650-429-5595
                Facsimile: 650-230-1206

          6.7.  Finders' Fee.  Each Party represents that it neither is nor will
                ------------
be obligated for any finders' fee or commission in connection with this transaction. Each Party agrees to indemnify and to hold harmless the other Party from any liability for any commission or compensation in the nature of a finders' fee (and the costs and expenses of defending against such liability or asserted liability) for which the indemnifying Party or any of its officers, partners, employees, or representatives is responsible.

          6.8.  Expenses.  Each Party shall pay all costs and expenses that it
                --------
incurs with respect to the negotiation, execution, delivery and performance of this Agreement. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing Party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such Party may be entitled.

          6.9.  Publicity.  Neither Party may disclose or permit its affiliates
                ---------
to publicly disclose the existence or terms of this Agreement without the prior written approval of the other Party. The Parties shall cooperate in determining the format, date and time of day (the

"Announcement Date") of the announcement of the execution and terms of this Agreement, giving consideration to the requirements of all applicable laws and regulations. The Investor may not use the name of the Company and the Company may not use the name of the Investor in any manner, with regard to this Agreement, without the prior approval of the other Party, except that a Party may make such disclosures as it is required, in the opinion of such Party's counsel, to do by applicable law and regulation. This Section 6.9 shall not apply to the extent that any disclosure is (a) of information in the public domain other than through the fault of the disclosing Party in violation hereof or (b) believed in good faith, in the opinion of such Party's counsel, to be required to comply with any applicable law, regulation or order of a government authority or court of competent jurisdiction (including any securities laws applicable to the disclosing Party), in which event the disclosing Party shall use all reasonable efforts to advise the other Party in advance of the need for such disclosure. Notwithstanding any provision herein, each Party and its affiliates may disclose the existence of this Agreement and its subject matter in order to file with the SEC any report which, in the opinion of such Party's counsel, is required by the federal securities laws regarding the purchase of the Shares by the Investor or any registration statement filed in connection therewith.

          6.10.  Amendments and Waivers. Any term of this Agreement may be
                 ----------------------
amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively but only if so expressly stated), only with the written consent of the Company and the Investor. Any amendment or waiver effected in accordance with this
Section 6.10 shall be binding upon each Party and its permitted assigns.

          6.11.  Severability. If one or more provisions of this Agreement are
                 ------------
held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.


                 [Remainder of Page Intentionally Left Blank]

          IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.


                                           OPENTV INTEGRATION COMPANY


                                           By:_______________________

                                           Title: ___________________


                                           MOTOROLA, INC.


                                           By:_______________________

                                           Title: ___________________

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